                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                        OZO DIVERSIFIED AUTOMATION, INC.
                        --------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                     --------------------------------------
                         (Title of Class of Securities)

                              --------------------
                                 (CUSIP Number)

                               Steven N. Bronson
                         Barber & Bronson Incorporated
                      2101 W. Commercial Blvd., Suite 1500
                         Ft. Lauderdale, Florida  33309
                                 (954) 730-7700
        --------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                With a copy to:

                           William C. Phillippi, P.A.
                                Broad and Cassel
                          201 South Biscayne Boulevard
                                   Suite 3000
                             Miami, Florida  33131

                                 May 15, 1996
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

    Check the following box if a fee is being paid with this statement [ ].

                                  SCHEDULE 13D
- ---------------------------                              ----------------------
 CUSIP No._______________                                  Page 2 of 18 Pages
- ---------------------------                              ----------------------
- --------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

              Steven N. Bronson
- --------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)[ ]
                                                                        (b)[ ]
- --------------------------------------------------------------------------------
     3        SEC USE ONLY
- --------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              PF and 00
- --------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]
- --------------------------------------------------------------------------------
     6        CITIZENSHIP OF PLACE OF ORGANIZATION

              U.S.A.
- --------------------------------------------------------------------------------
                     7  SOLE VOTING POWER

 NUMBER OF              65,400
   SHARES          -------------------------------------------------------------
BENEFICIALLY         8  SHARED VOTING POWER
  OWNED BY
    EACH                -0-
 REPORTING         -------------------------------------------------------------
   PERSON            9  SOLE DISPOSITIVE POWER
    WITH
                        116,672
                   -------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                        -0-
- --------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              116,672
- --------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                      [X]
- --------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              26.43%
- --------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              IN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D
- ---------------------------                              ----------------------
 CUSIP No._______________                                  Page 3 of 18 Pages
- ---------------------------                              ----------------------
- --------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

              Barber & Bronson Incorporated
- --------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)[ ]
                                                                        (b)[ ]
- --------------------------------------------------------------------------------
     3        SEC USE ONLY
- --------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              WC
- --------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]
- --------------------------------------------------------------------------------
     6        CITIZENSHIP OF PLACE OF ORGANIZATION

              Florida
- --------------------------------------------------------------------------------
                     7  SOLE VOTING POWER

 NUMBER OF              -0-
   SHARES          -------------------------------------------------------------
BENEFICIALLY         8  SHARED VOTING POWER
  OWNED BY
    EACH                -0-
 REPORTING         -------------------------------------------------------------
   PERSON            9  SOLE DISPOSITIVE POWER
    WITH
                        -0-
                   -------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                        -0-
- --------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              -0-
- --------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                      [X]
- --------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              -0-
- --------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              CO
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
- ---------------------------                              ----------------------
CUSIP No.________________                                  Page 4 of 18 Pages
- ---------------------------                              ----------------------
- --------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

              Eric R. Elliott
- --------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)[ ]
                                                                        (b)[ ]
- --------------------------------------------------------------------------------
     3        SEC USE ONLY
- --------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              00
- --------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]
- --------------------------------------------------------------------------------
     6        CITIZENSHIP OF PLACE OF ORGANIZATION

              U.S.A.
- --------------------------------------------------------------------------------
                     7  SOLE VOTING POWER

 NUMBER OF              5,000
   SHARES          -------------------------------------------------------------
BENEFICIALLY         8  SHARED VOTING POWER
  OWNED BY
    EACH                -0-
 REPORTING         -------------------------------------------------------------
   PERSON            9  SOLE DISPOSITIVE POWER
    WITH
                        26,272
                   -------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                        -0-
- --------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              26,272
- --------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                      [X]
- --------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.38%
- --------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              IN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D


- ---------------------------                              ----------------------
CUSIP No.________________                                  Page 5 of 18 Pages
- ---------------------------                              ----------------------
- --------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

              James S. Cassel
- --------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)[ ]
                                                                        (b)[ ]
- --------------------------------------------------------------------------------
     3        SEC USE ONLY
- --------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              00
- --------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]
- --------------------------------------------------------------------------------
     6        CITIZENSHIP OF PLACE OF ORGANIZATION

              U.S.A.
- --------------------------------------------------------------------------------
                     7   SOLE VOTING POWER

 NUMBER OF               -0-
   SHARES          -------------------------------------------------------------
BENEFICIALLY         8   SHARED VOTING POWER
  OWNED BY
    EACH                 -0-
 REPORTING         -------------------------------------------------------------
   PERSON            9   SOLE DISPOSITIVE POWER
    WITH
                         25,000
                   -------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         -0-
- --------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              25,000
- --------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                      [X]
- --------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.02%
- --------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              IN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D


- ---------------------------                              ----------------------
CUSIP No.                                                  Page 6 of 18 Pages
- ---------------------------                              ----------------------
- --------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

              Lenore Katz
- --------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)[ ]
                                                                        (b)[ ]
- --------------------------------------------------------------------------------
     3        SEC USE ONLY
- --------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              PF and 00
- --------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]
- --------------------------------------------------------------------------------
     6        CITIZENSHIP OF PLACE OF ORGANIZATION

              U.S.A.
- --------------------------------------------------------------------------------
                     7   SOLE VOTING POWER

 NUMBER OF               5,000
   SHARES          -------------------------------------------------------------
BENEFICIALLY         8   SHARED VOTING POWER
  OWNED BY
    EACH                 5,000
 REPORTING         -------------------------------------------------------------
   PERSON            9   SOLE DISPOSITIVE POWER
    WITH
                         30,000
                   -------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         5,000
- --------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              35,000
- --------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                      [X]
- --------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              8.43%
- --------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              IN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 18 Pages

     Except as expressly amended below, the Schedule 13D, dated August 25, 1995, as heretobefore filed on behalf of Steven N. Bronson and Barber & Bronson Incorporated, a Florida corporation (the "Company"), as amended, with respect to the shares of Common Stock (the "Shares"), of Ozo Diversified Automation, Inc., a Colorado corporation (the "Issuer"), remains in full force and effect.

     Item 2.  Identity and Background.
              -----------------------
     Sections (a) through (f) of Item 2. are hereby amended in their entirety to read as follows:

              (a) This Statement on Schedule 13D is being filed jointly on behalf of Steven N. Bronson; Barber & Bronson Incorporated, a Florida corporation (the "Company"); Eric R. Elliott, James S. Cassel and Lenore Katz. The executive officers of the Company are Steven N. Bronson, Bruce C. Barber, Eric R. Elliott and James S. Cassel.

              (b) The principal executive offices of the Company are located at 2101 West Commercial Boulevard, Suite 1500, Fort Lauderdale, Florida 33309. The business address of Mr. Bronson, Mr. Elliott and Mr. Cassel is 2101 West Commercial Boulevard, Suite 1500, Fort Lauderdale, Florida 33309. The residence address of Ms. Katz is 301 North Birch Road, Fort Lauderdale, Florida 33304-4211.
              (c) The Company is a broker-dealer registered under the Securities Exchange Act of 1934 (the "Exchange Act"). Mr. Bronson is the President of the Company; Mr. Cassel is an Executive Vice President of the Company; Mr. Elliott is Secretary/Treasurer of the Company; and Ms. Katz is an employee of the Company.

                                                              Page 8 of 18 Pages

              (d) None of Messrs. Bronson, Elliott and Cassel and Ms. Katz were, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              (e) None of Messrs. Bronson, Elliott and Cassel and Ms. Katz were, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to a federal or state securities laws or finding any violation with respect to such laws.

              (f) The Company is a Florida corporation. Mr. Bronson, Mr. Elliott, Mr. Cassel and Ms. Katz are each a citizen of the United States of America.

     Item 3.  Source and Amounts of Funds or Other Consideration.
              --------------------------------------------------

     Item 3. is hereby amended in its entirety to read as follows:

              The Company acquired warrants to purchase shares of the Issuer's Common Stock (the "Shares"), utilizing its working capital, and acquired said warrants in conjunction with certain investment banking activities rendered for the Issuer. Mr. Bronson acquired securities of the Issuer utilizing his personal funds. Mr. Bronson also acquired securities of the Issuer in consideration for a loan to the Issuer. Warrants were transferred to Mr. Elliott from the Company in consideration for certain services provided by Mr. Elliott. Mr. Elliott acquired securities of the Issuer utilizing his personal funds. Mr. Elliott also acquired securities of the Issuer in consideration for a loan to the Issuer. Mr. Cassel acquired securities of the Issuer in consideration for a loan to the Issuer. Ms. Katz acquired securities of the Issuer utilizing her personal funds and in consideration for a loan to the Issuer.

                                                              Page 9 of 18 Pages

     Item 4.  Purpose of Transaction.
              ----------------------

              Item 4. is hereby amended in its entirety to read as follows:

              The Company, Mr. Bronson, Mr. Elliott, Mr. Cassel and Ms. Katz acquired securities of the Issuer for investment purposes and may, depending upon then current events, including without limitation, then current market conditions, the Issuer's results of operations, and the then current general business climate, decide to increase or decrease their respective positions in the Issuer. In addition, certain of the other executive officers of the Company acquired Shares for investment purposes and each may, independently, depending upon then current events, including without limitation, then current market conditions, the Issuer's results of operations, and the then current general business climate, decide to increase or decrease their respective positions in the Issuer.

              Neither the Company, nor any of the other executive officers of the Company, nor Mr. Bronson, Mr. Elliott, Mr. Cassel nor Ms. Katz have any plans or proposals which may relate or would result in:

              (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

              (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

              (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                                                             Page 10 of 18 Pages

              (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer;

              (e) Any material change in the present capitalization or dividend policy of the Issuer;

              (f) Any other material change in the Issuer's business or corporate structure;

              (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

              (h) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

              (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

              (j) Any action similar to any of those enumerated above.

     Item 5.  Interest in Securities of the Issuer.
              ------------------------------------

     Item 5. is hereby amended in its entirety to read as follows:

              (a)(b) The Company does not beneficially own any Shares of the Issuer's Common Stock. Mr. Bronson may be deemed to beneficially own an aggregate of 116,672 Shares of the Issuer's Common Stock, representing approximately 26.43% of the total Shares of the Issuer's Common Stock deemed outstanding (assuming exercise of warrants and

                                                             Page 11 of 18 Pages

conversion of debentures). With respect to such Shares, Mr. Bronson owns of record 65,400 Shares, as to which he possesses sole voting and dispositive power. In addition, 42,500 of such Shares are issuable upon exercise of warrants owned of record by Mr. Bronson, and 8,772 Shares are issuable upon conversion of Debentures owned of record by Mr. Bronson, and with respect to such Shares, Mr. Bronson possesses sole dispositive power. With respect to such Shares, the Company, Mr. Elliott, Mr. Cassel and Ms. Katz disclaim beneficial ownership. Mr. Bronson disclaims beneficial ownership of the Shares beneficially owned by Mr. Elliott, Mr. Cassel and Ms. Katz.

              Mr. Elliott may be deemed to beneficially own an aggregate of 26,272 Shares, representing approximately 6.38% of the total Shares deemed outstanding (assuming exercise of the warrants and conversion of the debentures). With respect to such Shares, Mr. Elliott owns of record 5,000 Shares, as to which he possesses sole voting and dispositive power. In addition, 12,500 of such Shares are issuable upon exercise of warrants owned of record by Mr. Elliott and 8,772 Shares are issuable upon conversion of Debentures owned of record by Mr. Elliott. With respect to such Shares, Mr. Bronson, Mr. Cassel, Ms. Katz and the Company disclaim beneficial ownership. Mr. Elliott disclaims beneficial ownership of the Shares beneficially owned by Mr. Bronson, Mr. Cassel and Ms. Katz.

              Mr. Cassel may be deemed to beneficially own an aggregate of 25,000 Shares, representing approximately 6.02% of the total Shares of the Issuer's Common Stock outstanding (assuming exercise of the warrants). Of such Shares, 25,000 are issuable upon exercise of warrants owned of record by Mr. Cassel. With respect to said Shares, Mr. Bronson,

                                                             Page 12 of 18 Pages

Mr. Elliott, Ms. Katz and the Company disclaim beneficial ownership. Mr. Cassel disclaims beneficial ownership of the Shares beneficially owned by Mr. Bronson, Mr. Elliott and Ms. Katz.

              Ms. Katz may be deemed to beneficially own an aggregate of 35,000 Shares of the Issuer's Common Stock, representing approximately 8.43% of the total Shares of the Issuer's Common Stock deemed outstanding (assuming exercise of the warrants). With respect to such Shares, Ms. Katz owns of record 5,000 Shares as to which she possesses sole voting and dispositive power. In addition, Ms. Katz is a 49% partner in a partnership which owns of record an additional 5,000 Shares. Finally, 25,000 of such Shares are issuable upon exercise of warrants owned of record by Ms. Katz. With respect to said Shares, Mr. Bronson, Mr. Elliott, Mr. Cassel and the Company disclaim beneficial ownership. Ms. Katz disclaims beneficial ownership of the Shares beneficially owned by Mr. Bronson, Mr. Elliott and Mr. Cassel.

              In addition, Mr. Barber may be deemed to beneficially own an aggregate of 12,500 Shares, representing 3.02% of the total Shares of the Issuer's Common Stock. Of such Shares, 12,500 are issuable upon exercise of warrants owned of record by Mr. Barber. With respect to said Shares, the Company, Mr. Bronson, Mr. Elliott, Mr. Cassel and Ms. Katz disclaim beneficial ownership. Mr. Barber disclaims beneficial ownership of the Shares beneficially owned by Mr. Bronson, Mr. Elliott, Mr. Cassel and Ms. Katz.

              The foregoing Shares do not include any Shares held of record in the trading account of the Company, and with respect to which Shares, the foregoing persons disclaim beneficial ownership.

                                                             Page 13 of 18 Pages

              (c) Any and all transactions in the Shares of the Issuer's Common Stock effectuated by the foregoing persons during the preceding 60 days is described on Exhibit H, attached hereto and incorporated herein by reference.

              (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities of the Issuer.

              (e)  Not applicable.

     Item 6.  Contracts, Arrangements, Understandings or Relationships with
              -------------------------------------------------------------
              Respect to Securities of the Issuer.
              -----------------------------------

              None.

     Item 7.  Material to be Filed as Exhibits.
              --------------------------------

              (a)  Exhibit G - Joint 13D Filing Statement.

              (b) Exhibit H - Prior Transactions Effectuated during the Preceding 60 Days.

                                                             Page 14 of 18 Pages

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.


                                                 /s/ Steven N. Bronson
Date:  May 15, 1996                              -----------------------------
                                                 Steven N. Bronson

                                                             Page 15 of 18 Pages

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.

                                  BARBER & BRONSON INCORPORATED



Date: May 15, 1996                By: /s/ Steven N. Bronson, President
                                     ---------------------------------
                                     Steven N. Bronson, President

                                                             Page 16 of 18 Pages

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.



Date: May 15, 1996                      /s/ Eric R. Elliott
                                        ------------------------------
                                        Eric R. Elliott

                                                             Page 17 of 18 Pages

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.



Date: May 15, 1996                              /s/ James S. Cassel
                                                ---------------------------
                                                James S. Cassel

                                                             Page 18 of 18 Pages

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.



Date: May 15, 1996                              /s/ Lenore Katz
                                                -------------------------
                                                Lenore Katz

                                   EXHIBIT G
                                   ---------


     Reference is made to a report on amended Schedule 13D, being filed on or about the date hereof, with respect to the undersigned's beneficial ownership of shares of Common Stock of Ozo Diversified Automation, Inc. The undersigned hereby acknowledge and agree that such amended Schedule 13D is being filed on behalf of each of the undersigned. This agreement may be executed in one or more counterparts, each of which shall be an original, but all of which shall constitute one and the same instrument.



Date: May 15, 1996                       /s/ Steven N. Bronson
                                         ---------------------------
                                         Steven N. Bronson



                                         BARBER & BRONSON INCORPORATED


Date: May 15, 1996                       By: /s/ Steven N. Bronson, President
                                             --------------------------------
                                             Steven N. Bronson, President


Date: May 15, 1996                       /s/ Eric R. Elliott
                                         ---------------------------
                                         Eric R. Elliott



Date: May 15, 1996                       /s/ James S. Cassel
                                         ---------------------------
                                         James S. Cassel



Date: May 15, 1996                       /s/ Lenore Katz
                                         ---------------------------
                                         Lenore Katz

                                   EXHIBIT H
                                   ---------

                         PRIOR TRANSACTIONS EFFECTUATED
                          DURING THE PRECEDING 60 DAYS


                                                  Shares           Price Per
Date                  Reporting Person         Acquired/Sold         Share
- ---------------       -----------------       ----------------       ------

April 1, 1996         Steven N. Bronson              25,000(1)          (1)

April 1, 1996         Eric R. Elliott                12,500(1)          (1)

April 1, 1996         James S. Cassel                25,000(1)          (1)

April 1, 1996         Lenore Katz                    25,000(1)          (1)

____________________
(1) Represents warrants to purchase a like number of Shares of the Issuer's Common Stock which were acquired by the Reporting Person in conjunction with a loan made to the Issuer by the Reporting Person. The warrants are exercisable at a price of $1.00 per Share.